Exhibit 3

Summary Translation in English of Original French Agreement

NOMINATION AGREEMENT

Date: February 13, 2025

Parties: CAE Inc. (the “Company”); and

Caisse de dépôt et placement du Québec (“CDPQ”), which holds or exercises influence or control over 9.7% of the issued and outstanding common shares of the Company (“Common Shares”)

Nomination Right:

For so long as CDPQ, together with its affiliates and any members of its group (collectively, “CDPQ Group”), holds at least 5% of the outstanding Common Shares, CDPQ has the right, subject to the terms and conditions in the Nomination Agreement and applicable securities laws, to nominate a candidate (the “CDPQ Candidate”) for election in connection with a proxy solicitation relating to the election of directors of the Company. For as long as CDPQ has the right to nominate a candidate to the board of directors of the Company hereunder, the Company will take the necessary steps to enforce CDPQ’s rights hereunder, provided that the CDPQ Candidate (i) is eligible to serve as director under applicable laws and the Company’s organizational documents; (ii) does not have a material relationship with the Company or CDPQ; (iii) is a Canadian resident; (iv) is recommended for nomination by the Company’s Governance Committee; and (v) completes such background checks and questionnaires as reasonably requested by the Company.

The Company must notify CDPQ of its intention to hold an annual meeting of shareholders at least 45 days before the approval of its proxy statement by the Company relating to such meeting. CDPQ will have the right to notify the Company of the CDPQ Candidate at any time, but at least 15 days before such approval.

Subject to certain conditions, before the first annual meeting of shareholders following the date of this Nomination Agreement, or if the person designated by CDPQ as CDPQ Candidate ceases to be a director of the Company or if the position of CDPQ Candidate otherwise becomes vacant, CDPQ has the right to nominate a CDPQ Candidate or a replacement thereof, whom the Company must appoint to the board of directors as soon as commercially reasonably and to the extent permitted by the CBCA and the Company’s articles of incorporation, and whose term of office will end at the close of the following annual meeting of shareholders.

When a CDPQ Candidate joins the board of directors of the Company, he or she must sign an agreement pursuant to which he or she undertakes to submit his or her resignation to the board of directors under certain circumstances. At the time CDPQ Group ceases to hold at least 5% of the outstanding Common Shares, the right to appoint a CDPQ Candidate will automatically and irrevocably terminate. CDPQ must inform the Company promptly if its ownership falls below 5% of the outstanding Common Shares and the CDPQ Candidate then elected or appointed to the board of directors must resign, following which CDPQ will subsequently no longer have the right to designate a person to sit on the Company’s board of directors.

Consultation Right:

For so long as CDPQ Group holds at least 5% of the outstanding Common Shares, and no later than February 13, 2026, if Katherine A. Lehman, whose appointment as an independent director was announced concurrently with the signing of this Nomination Agreement, ceases to act as director of the Company for any reason, the Company agrees that it will consult CDPQ regarding the appointment of a replacement to the board of directors.